3116 ① CM ②

06004623

SECURI . . IMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-21901

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT FORM X-17a-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Global Asset Management (US) Inc.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Wacker
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Moore (312) 525-6103
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED JUN 02 2006 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, John Moore affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of UBS Global Asset Management (US) Inc. (the Company) as of December 31, 2005, is true and correct. I further affirm that neither the Company, nor the stockholder or any principal officer or director have any proprietary interest in any account classified solely as that of a customer.

John Moore
Managing Director

Notary Public

OFFICIAL SEAL
RENITTA JACOBS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/23/08

This report contains (check all applicable boxes):

- (x) (a) Facing Page
- (x) (b) Statement of Financial Condition
- ( ) (c) Statement of Operations
- ( ) (d) Statement of Cash Flows
- ( ) (e) Statement of Changes in Stockholder's Equity
- ( ) (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

- ( ) (g) Computation of Net Capital under Rule 15c3-1
- ( ) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (x) (l) An Oath or Affirmation
- ( ) (m) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

STATEMENT OF FINANCIAL CONDITION

UBS Global Asset Management (US) Inc.
(A Subsidiary of UBS Americas Inc.)
December 31, 2005

UBS Global Asset Management (US) Inc.

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Global Asset Management (US) Inc.

We have audited the accompanying statement of financial condition of UBS Global Asset Management (US) Inc. (the Company) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Global Asset Management (US) Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 23, 2006

UBS Global Asset Management (US) Inc.

Statement of Financial Condition

(In Thousands of Dollars, Except Share and Per Share Amounts)

December 31, 2005

Assets		
Cash	$	56
Investments in commercial paper		139,699
Receivable from customers		9,976
Receivable from affiliates		44
Deferred distribution costs		11,304
Leasehold improvements, net of accumulated depreciation of $7,744		9,415
Deferred income taxes		4,486
Other assets		2,430
Total assets	$	177,410
Liabilities and stockholder's equity		
Accrued compensation and benefits	$	19,305
Payable to affiliates		2,363
Income tax payable to Parent		4,636
Restructuring reserves		4,483
Deferred income		790
Other accrued liabilities and accounts payable		4,192
Total liabilities		35,769
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1
Additional paid-in-capital		39,584
Retained earnings		102,056
Total stockholder's equity		141,641
Total liabilities and stockholder's equity	$	177,410

See notes to statement of financial condition.

UBS Global Asset Management (US) Inc.

Notes to Statement of Financial Condition
(In Thousands of Dollars)

December 31, 2005

1. Organization and Nature of the Business

The financial statements include the accounts of UBS Global Asset Management (US) Inc. (the Company). The Company is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas), a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with subsidiaries and affiliates of UBS Americas.

The Company is engaged in the business of distributing certain investment vehicles and providing investment advisory and portfolio management services to individuals, institutions, trusts, pensions, endowments, and mutual funds. The Company is a broker-dealer registered under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Use of Estimates

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. The preparation of this statement of financial condition requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from such estimates.

Investments in Commercial Paper

The Company typically purchases commercial paper instruments that mature within 30 days. The ability of the issuers of the commercial paper to meet their obligations may be affected by economic developments, including those particular to a specific industry or region. Investments in commercial paper are carried at amortized cost, which approximates fair value. The Company's investments in commercial paper are concentrated with two counterparties that were both rated P-1 by Moody's at December 31, 2005.

Receivable from Clients

Investment advisory and distribution fees are accrued for during the period in which they are earned.

2. Summary of Significant Accounting Policies (continued)

Deferred Distribution Costs

The Company is responsible for the distribution of shares of certain investment vehicles to which it provides investment advisory services and for certain other mutual funds. In connection with the distribution of certain classes of shares, the Company pays UBS Financial Services, Inc. (UBS FSI), an affiliated broker-dealer, and other third-party brokers a fee based on the value of the fund shares sold by UBS FSI and other third-party brokers. The fees paid to UBS FSI and other third-party brokers are deferred and amortized over the period during which the Company receives 12b-1 fee revenue from the mutual funds for its role in the distribution of the shares. The deferred distribution costs are amortized over a period of one to six years based on the contractual period the 12b-1 fee revenue is received.

Leasehold Improvements

The Company depreciates leasehold improvements over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*.

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal and state and local taxes are provided on a separate return basis.

Fair Value of Financial Instruments

The Company's financial instruments are carried at fair value or amounts that approximate fair value.

(In Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Restructuring Charges

The Company accounts for its restructuring costs in accordance with FAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.*

Recently Adopted Accounting Standards

On January 1, 2005, UBS adopted Statement of Financial Accounting Standards 123, *Share-Based Payment*, (SFAS 123-R), which is a revision of SFAS 123, *Accounting for Stock-Based Compensation* (SFAS 123) and supersedes APB Opinion 25, *Accounting for Stock Issued to Employees*. SFAS 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the fair values at the date of grant if the awards are equity settled. UBS adopted SFAS 123-R using the modified prospective method. Prior periods were not restated. Under this method, compensation cost for the portion of awards for which the service period has not been rendered that are outstanding (unvested) as of the effective date shall be recognized as the service is rendered on or after the effective date. As such, to the extent that the grant date fair value of options has been recognized in the income statement or disclosed in the notes to the financial statements, it should not be re-recognized upon adoption of SFAS 123-R. UBS recognized the fair value of share awards granted as part of annual bonuses in the year of corresponding performance, in alignment with the revenue produced. For disclosure purposes, UBS recognized the fair value of option awards on the date of grant. Thus, for recognition and disclosure purposes, expense for share and option awards issued prior to but outstanding at the date of adoption of SFAS 123-R has been fully attributable to prior periods. Further, share awards issued in 2005 as part of the 2004 performance year, have been fully recognized in 2004. Therefore, under SFAS 123-R, only option awards and certain share awards granted, modified, or settled after the effective date are to be recognized in the 2005 statement of financial condition.

In conjunction with the adoption of SFAS 123-R, UBS introduced a new valuation method to determine the fair value of share options granted in 2005 and later. Share options granted in 2004 and earlier are not affected by this change in valuation model. UBS thoroughly reviewed the option valuation model employed in the past by comparing it to alternative models. As a result of this review, a valuation model was identified that better reflects the exercise behavior of

(In Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

employees and the specific terms and conditions under which the share options are granted. Concurrent with the introduction of the new model, UBS is using implied and historic volatility as inputs. UBS maintains the stock compensation plan, and the plan grants options to employees of the Company.

In March 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position Emerging Issues Task Force 85-24-1 (FSP EITF 85-24-1), *Distribution Fees by Distributors of Mutual Funds That Do Not Have a Front-End Sales Charge.* FSP EITF 85-24-1 considers the appropriate accounting for cash received from a third party for a distributor's right to future cash flows relating to distribution fees for shares previously sold. The FASB staff concluded that revenue recognition is appropriate when cash is received from a third party if the distributor no longer has any continuing involvement or recourse associated with the rights. The adoption of FSP EITF 85-24-1 did not have a material effect on the statement of financial condition.

3. Related-Party Transactions

The Company has entered into a Distribution Support Services agreement with UBS FSI for distribution, marketing support, and other services. Under the agreement, the Company pays a fee of 5 basis points of all sales of fund shares, excluding certain programs that have been agreed to by the parties. In addition, the Company pays a fee of 10 basis points of the net asset value of all equity shares and 7.5 basis points of the net asset value of all fixed income shares in dealer accounts. The net asset values exclude certain grandfathered assets prior to July 1, 1997, and qualified plan assets held away from UBS FSI.

During 2005, the Company agreed to pay amounts to brokers distributing the Class Y shares. The Y share class does not charge customers 12b-1 distribution fees, therefore, the Company agreed to pay these amounts out of its own resources. The Company distributes mutual funds that are advised by UBS Global Asset Management (Americas) Inc., an affiliate. The Company was reimbursed by UBS Global Asset Management (Americas) Inc. in the amount of $822 for amounts paid to brokers for mutual funds advised by UBS Global Asset Management (Americas) Inc.

The Company leases office space in several locations from UBS FSI. Under an internal agreement with UBS FSI, the Company has committed to future minimum annual lease payments that coincide with UBS FSI's external lease commitments.

3. Related-Party Transactions (continued)

The Company's revenues and expenses are processed by FSI utilizing a centralized treasury function. FSI sweeps all excess cash from the Company's accounts on a daily basis. The Company records either a receivable from affiliate or payable to affiliate based on the net balance swept from its account at the end of each business day. On a monthly basis, the Company purchases investments in commercial paper to reduce the amount of its receivable from affiliate balance with FSI.

4. Equity Participation Plans

UBS has established several equity participation plans to further align the long-term interests of executives, managers, staff, and shareholders. The plans are offered to eligible employees in approximately 50 countries and are designed to meet the complex legal, tax, and regulatory requirements of each country in which they are offered. The explanations below describe the most significant plans in general, but specific plan rules and investment offerings may vary by country.

Equity Plus (EP): This voluntary plan gives eligible employees the opportunity to purchase UBS shares at fair market value on the purchase date and receive at no additional cost two UBS options for each share purchased, up to a maximum annual limit. The options have a strike price equal to the fair market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation or quarterly based on regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for two years from the time of purchase, and the options granted have a two-year vesting requirement and generally expire from ten years to ten and one-half years after the date of grant.

Equity Ownership Plan (EOP): Selected personnel receive between 10% and 45% of their performance-related compensation in UBS shares or notional UBS shares instead of cash, on a mandatory basis. Up to and including 2004, participants in certain countries were eligible to receive a portion of their award in UBS shares (with a matching contribution in UBS options) or in Alternative Investment Vehicles (AIVs) (generally money market funds, UBS and non-UBS mutual funds and other UBS-sponsored funds). In 2005, options were not granted as part of EOP, and awards were generally made in UBS shares. EOP awards vest in one-third increments over a three-year vesting period. Under certain conditions, these awards are fully forfeitable by the employee.

4. Equity Participation Plans (continued)

Key employee option plans: Under these plans, key and high potential employees are granted UBS options with a strike price not less than the fair market value of the shares on the date the option is granted. Option grants generally vest in one-third increments over a three-year period. Expiration of the options is generally from ten to ten and one-half years. One option gives the right to purchase one UBS share at the option's strike price.

Other plans: UBS sponsors a deferred compensation plan for selected eligible employees. Generally, contributions are made on a voluntary and tax deferred basis, and participants are allowed to notionally invest in AIVs. No additional company match is granted, and the plan is generally not forfeitable. In addition, UBS also grants other compensation awards to new recruits and key employees, generally in the form of UBS shares or options.

UBS satisfies most of the future delivery obligations under its option-based participation plans by purchasing UBS shares in the market on grant date or shortly thereafter. At exercise, shares held in treasury are delivered to the employee against receipt of the strike price.

5. Employee Benefit Plans

The Company provides health and welfare benefits to employees.

The Company participates with affiliates in a noncontributory, defined-benefit pension plan sponsored by UBS that provides retirement benefits to eligible employees. Effective December 2, 2001, the defined-benefit pension plan was closed to new participants, and new employees were automatically enrolled into a new defined-contribution plan that earns retirement contributions based on 4% of eligible compensation, subject to certain limitations prescribed by the Internal Revenue Code. In addition, existing employees as of December 1, 2001, made an election either to participate in the new defined-contribution plan as of January 1, 2002, or to remain in the defined-benefit pension plan.

5. Employee Benefit Plans (continued)

The Company participates in UBS-sponsored, postretirement medical, dental, and life insurance plans. Postretirement medical and dental is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The post-retirement life insurance plan is noncontributory. With respect to postretirement medical and dental, UBS's policy is to fund the liability in amounts determined at the discretion of management. With respect to postretirement life insurance, UBS's policy is to pay premiums as required by the carrier.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule, Rule 15c3-1. Under the alternative method of computing capital requirements, the Company's net capital shall not be less than $250. As of December 31, 2005, the Company's net capital, as defined, was $112,477, which exceeded the minimum net capital required by $112,227.

Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

7. Income Taxes

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, there is a deferred tax asset (DTA) of $4,486, which is reflected without reduction for a valuation allowance. The DTA is primarily attributable to restructuring accruals, depreciation, and employee benefits.

(In Thousands of Dollars)

8. Restructuring

In 2004, the Company announced a restructuring of its business due to consolidation of the business and infrastructure in Chicago. The Company implemented a restructuring plan and incurred premises and severance expenses during 2004. During 2005, severance costs were paid to affected individuals. At December 31, 2005, in connection with this plan, restructuring accruals remained related to premises expenses as a result of the Company not being able to fully recover its noncancelable lease payments and other costs associated with the restructuring. Following is a rollforward of the restructuring reserves and the remaining unutilized accruals at December 31, 2005:

Severance	
Balance at beginning of year	$ 1,960
Amount utilized during year	(1,960)
Balance at end of year	$ –
Premises	
Balance at beginning of year	$ 4,315
Adjustments to liability recorded	168
Balance at end of year	$ 4,483
Total balance at end of year	$ 4,483

9. Contingencies

As of December 31, 2005, the Company was contingently liable under an unsecured letter of credit arrangement of $809.

The Company has been named as a defendant in legal actions arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, these actions will be resolved with no material adverse effect on the Company's financial statements taken as a whole.

(In Thousands of Dollars)

10. Subsequent Event

During December 2005, the Company entered into a plan to reorganize its operations. The reorganization will limit the nature of operations of the Company to distribution activities. The reorganization is divided into four primary areas. First, in conjunction with the reorganization, the Company agreed to sell certain assets and transfer certain liabilities to UBS Global Asset Management (Americas) Inc., an affiliate of the Company, effective January 1, 2006. The assets were sold at their net book values, which approximated their fair values, and no gain or loss was realized. The Company's reorganization of operations had no impact on the Computation of Net Capital as of December 31, 2005. The transaction did not directly result in a withdrawal of capital; however, management plans to complete an application with regulatory authorities for withdrawal of capital. Second, the advisory agreements between the Company and its customers will be transferred to UBS Global Asset Management (Americas) Inc. during 2006. Those agreements include agreements with certain funds which are represented by two separate boards of directors, the New York Board, and the Chicago Board. The New York Board approved these changes during their February 2006 board meeting. The Chicago Board is scheduled to meet in March 2006 and is anticipated to approve the changes. The separately managed account customers will be notified of the changes and will either consent or be deemed to have consented to the change in advisers. Third, all of the employees of the Company became employees of UBS Global Asset Management (Americas) Inc. effective January 1, 2006. Employees associated with distribution activities and officers of UBS Global Asset Management (Americas) Inc. will have dual employee status with both the Company and UBS Global Asset Management (Americas) Inc. Fourth, the Company is in the process of executing a service level agreement with UBS Global Asset Management (Americas) Inc. effective as of January 1, 2006. Under the service level agreement, UBS Global Asset Management (Americas) Inc. will compensate the Company for the distribution of investment products for which UBS Global Asset Management (Americas) Inc. is the registered investment advisor. The agreement can be renegotiated between the two parties at any time.